                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                      ------------------------------------


                             TALLEY INDUSTRIES, INC.
                            (Name of Subject Company)
                             SCORE ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                        CARPENTER TECHNOLOGY CORPORATION
                                    (Bidders)
                      Series A Convertible Preferred Stock
                         (Title of Class of Securities)
                                    87468720
                      (CUSIP Number of Class of Securities)

               Series B $1 Cumulative Convertible Preferred Stock
                         (Title of Class of Securities)
                                    87468730
                      (CUSIP Number of Class of Securities)

                     Common Stock, $1.00 par value per share
           (Including the associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)
                                    87468710
                      (CUSIP Number of Class of Securities)
                      ------------------------------------
                                  JOHN R. WELTY
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                        CARPENTER TECHNOLOGY CORPORATION
                              101 WEST BERN STREET
                        READING, PENNSYLVANIA 19612-4662
                            Telephone: (610) 208-2000
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                      ------------------------------------
                                 with a copy to:
                             DECHERT PRICE & RHOADS
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                             PHILADELPHIA, PA 19103
                                 (215) 994-4000
                       ATTENTION: HERBERT F. GOODRICH, JR.
                      ------------------------------------

                            Calculation of Filing Fee
          Transaction Valuation*                 Amount of Filing Fee**
              $184,643,230                             $36,929


* For the purpose of calculating the fee only, this amount assumes the purchase of 13,793 shares of Series A Convertible Preferred Stock at $11.70 per share, 749,486 shares of Series B $1 Cumulative Convertible Preferred Stock at $16.00 per share, and 14,374,173 shares of Common Stock at $12.00 per share of Talley Industries, Inc. Such number of Shares includes all outstanding shares as of September 19, 1997, and assumes the exercise of all stock options to purchase shares of Common Stock issued by Talley Industries, Inc. which were outstanding as of September 19, 1997.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Score Acquisition Corp. for such number of Shares.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    Not Applicable       Filing Party:     Not Applicable
Form or Registration No.:  Not Applicable       Date Filed:       Not Applicable


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         This statement relates to a tender offer by Score Acquisition Corp., a
Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Carpenter Technology Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of Series A Convertible Preferred Stock ("Series A Preferred Shares"), Series B $1 Cumulative Convertible Preferred Stock ("Series B Preferred Shares") and Common Stock, par value $1.00 per share ("Common Shares") of Talley Industries, Inc., a Delaware corporation (the "Company"), including the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, as amended and restated on February 2, 1996, (collectively, the "Shares"), at a purchase price of $11.70 per Series A Preferred Share, $16.00 per Series B Preferred Share and $12.00 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer") copies of which are filed as Exhibit (a)(1) and
(a)(2) hereof, respectively and which are incorporated herein by reference.

ITEM 1.  Security and Subject Company.

         (a) The name of the subject company is Talley Industries, Inc., a Delaware corporation. The address of the principal executive offices of the Company is 2702 North 44th Street, Phoenix, Arizona 85008.

         (b) The exact title of the classes of equity securities being sought in the Offer are the Series A Convertible Preferred Stock, the Series B $1 Cumulative Convertible Preferred Stock and the Common Stock, par value $1.00 per share, including the associated Rights, of the Company. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  Identity and Background.

         (a) through (d), (g): This Statement is being filed by Purchaser and Parent. The information set forth in the "Introduction" and Section 8 ("Certain Information Concerning the Purchaser and the Parent"), of the Offer to Purchase, and in Schedule I thereto is incorporated herein by reference.

         (e) through (f): During the last five years, neither the Purchaser nor Parent nor, to the best of Purchaser or Parent's knowledge, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  Past Contacts, Transactions or Negotiations With the Subject Company.

         (a) None.

         (b) The information set forth in the "Introduction", Section 10 ("Background of the Offer; Past Contacts with the Company") and Section 11 ("The Merger Agreement") of the Offer to Purchase and in Exhibit (c)(1) of this
Schedule 14D-1 is incorporated herein by reference.

ITEM 4.  Source and Amount of Funds or Other Consideration.

         (a) and (b): The information set forth in the "Introduction", and
Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

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         (c) Not applicable.

ITEM 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder.

         (a) through (e): The information set forth in the "Introduction",
Section 10 ("Background of the Offer; Past Contacts with the Company"), Section 11 ("The Merger Agreement"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

         (f) and (g): The information set forth in the "Introduction" and
Section 14 ("Effect of the Offer on the Market for the Series B Preferred Shares and Common Shares; Exchange Listing and Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  Interest in Securities of the Subject Company.

         (a) and (b): The information set forth in the "Introduction", Section 8 ("Certain Information Concerning the Purchaser and the Parent") and Section 11 ("The Merger Agreement") of, and Schedule I to, the Offer to Purchase is incorporated herein by reference.

ITEM 7. Contracts, Arrangements, Understandings or Relationships With Respect to the Subject Company's Securities.

         The information set forth in the "Introduction", Section 8 ("Certain Information Concerning the Purchaser and the Parent"), Section 10 ("Background of the Offer; Past Contacts with the Company"), Section 11 ("The Merger Agreement") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  Persons Retained, Employed or to be Compensated.

         The information set forth in the "Introduction" and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  Financial Statements of Certain Bidders.

         The information set forth in Section 8 ("Certain Information Concerning the Purchaser and the Parent") of the Offer to Purchase is incorporated herein by reference.

         The incorporation by reference herein of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a security holder of the Company whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. Additional Information.

         (a) None.

         (b) and (c). The information set forth in the "Introduction", and
Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in Section 14 ("Effect of the Offer on the Market for the Series B Preferred Shares and Common Shares; Exchange Listing and Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

         (e) None.


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         (f) The information set forth in the Offer to Purchase and the Letter
Transmittal and the Agreement and Plan of Merger, dated September 25, 1997, among Parent, Purchaser and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), respectively, is incorporated herein by reference in its entirety.

ITEM 11.        Material to be Filed as Exhibits.

         (a)(1) Offer to Purchase, dated October 2, 1997.

         (a)(2) Letter of Transmittal.

         (a)(3) Notice of Guaranteed Delivery.

         (a)(4) Letter from Credit Suisse First Boston Corporation to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(5) Letter from Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees to Clients.

         (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(7) Summary Advertisement, dated October 2, 1997.

         (a)(8) Text of Press Release issued by Parent on September 26, 1997.

         (a)(9) Text of Press Release issued by Company on September 26, 1997.

         (b)(1) Amended and Restated Credit Agreement dated as of February 21, 1997 among Parent, the Banks listed on the signature pages thereto, and Morgan Guaranty Trust Company of New York, as Agent.

         (c)(1) Agreement and Plan of Merger, dated September 25, 1997, among Parent, the Purchaser and the Company.

         (c)(2) Confidentiality Letter Agreement, dated as of August 11, 1997, between Parent and the J.P. Morgan Securities Inc., solely as Company's representative.

         (d)    Not applicable.

         (e)    Not applicable.

         (f)    Not applicable.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

                                                CARPENTER TECHNOLOGY CORPORATION


                                                By:_____________________________
                                                Name:
                                                Title:

                                                SCORE ACQUISITION CORP.


                                                By:_____________________________
                                                Name:
                                                Title:
Dated: October 2, 1997


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                                            EXHIBIT INDEX

         Exhibit
         Number
         -------
         (a)(1)   Offer to Purchase, dated October 2, 1997.

         (a)(2)   Letter of Transmittal.

         (a)(3)   Notice of Guaranteed Delivery.

         (a)(4) Letter from Credit Suisse First Boston Corporation to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(5) Letter from Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees to Clients.

         (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(7)   Summary Advertisement, dated October 2, 1997.

         (a)(8)   Text of Press Release issued by Parent on September 26, 1997.

         (a)(9)   Text of Press Release issued by Company on September 26, 1997.

         (b)(1) Amended and Restated Credit Agreement dated as of February 21, 1997 among Parent, the Banks listed on the signature pages thereto, and Morgan Guaranty Trust Company of New York, as Agent.

         (c)(1) Agreement and Plan of Merger, dated September 25, 1997, among Parent, the Purchaser and the Company.

         (c)(2) Confidentiality Letter Agreement, dated as of August 11, 1997, between Parent and the J.P. Morgan Securities Inc., solely as Company's representative.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.